United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of AUGUST 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Natuzzi Announces Financial Results for the First Quarter of 2026

1Q 2026: Highlights

▪
Total net sales amounted to €59.5 million, compared to €78.1 million in 1Q 2025, reflecting a persistently challenging business environment.
▪
Gross margin at 32.9% of revenue, compared to 34.1% in 1Q 2025, primarily due to a less efficient absorption of fixed costs from lower delivered sales.
▪
Other income of €6.6 million, following the disposal of the photovoltaic asset located in Italy and completed in January 2026.
▪
Operating loss of €2.0 million, compared to an operating loss of €0.8 million in 1Q 2025.
▪
As of March 31, 2026, we held €13.8 million in cash, compared to €20.3 million as at December 31, 2025.
▪
Initiated industrial reorganization process:
—
reduction in the number of operating plants in Italy;
—
120 employees signed an expression of interest under voluntary exit agreements;
—
relocation of Natuzzi Editions production from Italy to Romania.
▪
Binding and irrevocable offer received for the sale of an industrial asset and potential absorption of up to 40 Company employees.
▪
Independent Expert Appointed by the Chamber of Commerce as Part of Natuzzi’s Negotiated Crisis Settlement Procedure.
▪
Store traffic and written orders remain below management expectations, reflecting a persistently challenging market environment that continues to discourage consumer demand. These trends may adversely affect the Group’s results of operations.

*****

Santeramo in Colle (BA), August 5, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reports its unaudited financial information for the first quarter ended March 31, 2026.

Pasquale Natuzzi, Chairman and Chief Executive Officer ad interim of the Group, commented: “Our results of operations continue to reflect a persistently challenging market environment, marked by geopolitical instability, weak consumer confidence and a soft housing market. In this context, the Group’s current business infrastructure is no longer sustainable under prevailing demand conditions. Accordingly, we have launched a comprehensive review aimed at significantly reducing the Group’s cost base and aligning its overall structure with current demand levels, thereby supporting more efficient production planning and margin improvement. At the same time, we continue to rationalize our product offering, strengthen our commercial and business development capabilities in strategic markets, and position Natuzzi to capture future opportunities, particularly in Emerging Markets and Trade & Contract.

The Company has already taken steps to streamline its operations, with a particular focus on its Italian manufacturing footprint. Since the beginning of July, production has been concentrated in two plants, compared with the five facilities previously in operation, with the aim of reducing fixed costs and improving operational efficiency. At the same time, the Company has initiated the transfer of Natuzzi Editions production lines serving the North American market from Italy to Romania, in order to better align margins with the positioning of the brand. These actions form part of the Company’s restructuring plan are intended to contribute to reducing the Group’s cost base and supporting long-term sustainability of the business.

Consistent with our strategy, we recently received a binding and irrevocable offer from a third-party buyer for the sale of a local industrial asset. The proposed transaction also contemplates the transfer of approximately 40 employees from the Company to the buyer.

The Company continues to review its store network with the objective of optimizing its retail footprint and reducing losses through targeted store disposals, selective early closures, and lease renegotiations. At the same time, Natuzzi is consolidating its international retail presence through 18 new openings this year, including the recently inaugurated Natuzzi Italia store in Beijing.

In parallel, Natuzzi continues to maintain a constructive dialogue with the Ministry of Enterprises and Made in Italy (MIMIT) and local authorities to address labor-related challenges at the Group’s Italian operations. Potential measures include social safety net provisions funded by the Government, reduced working-hour schedules, outplacement initiatives, and voluntary incentive-based exit programs. In this regard, 120 employees have signed an expression of interest under the Company’s voluntary incentivized exit program.

Our priority remains clear: returning gradually to operational profitability through a more agile structure. We believe this to be necessary for protecting the Group’s assets and working toward improved financial sustainability. We remain committed to working closely with our shareholders, partners, employees, and all stakeholders as we navigate this phase of transformation.”

*****

In light of ongoing business and market challenges, including geopolitical developments, trade tariffs and labor-related matters, the Company’s American Depositary Receipts (the “ADRs”) have recently been under significant pressure.

As of August 4, 2026, the Company’s market capitalization and its average market capitalization over a consecutive 30 trading-day period were $14.6 million and $17.6 million, respectively.

If the Company’s average global market capitalization were to fall below $15 million over a consecutive 30 trading-day period, the New York Stock Exchange (the “NYSE”) would commence delisting proceedings pursuant to Section 802.01B of the NYSE Listed Company Manual. Accordingly, there can be no assurance that the Company’s ADRs will continue to be listed on the NYSE due to the Company's non-compliance with one or more applicable NYSE continued listing standards.

*****

Update on the negotiated crisis settlement procedure (‘Composizione Negoziata della Crisi’, or CNC) – As part of the negotiated crisis settlement procedure initiated by Natuzzi S.p.A., the Chamber of Commerce has appointed Elbano de Nuccio as independent expert.

Mr. de Nuccio is President of the Italian Council of Chartered Accountants and Professor of Business Economics at LUM University (Libera Università del Mediterraneo). The appointment forms part of the Company’s broader out-of-court restructuring framework previously disclosed, aimed at safeguarding business continuity and progressively restoring financial and economic equilibrium.

In his capacity as independent expert, Mr. de Nuccio will facilitate dialogue between the Company and its stakeholders, support the negotiation process, and monitor the implementation of agreed restructuring measures.

The procedure will continue under the oversight of the relevant governmental authorities, with the objectives of seeking to support production continuity and facilitate the Company's restructuring process.

*****

Update on the Shareholders’ meeting - At the Annual General Meeting held on June 30, 2026, the shareholders approved the Company’s stand-alone financial statements for the fiscal year ended December 31, 2025, and acknowledged the 2025 consolidated financial statements of the Natuzzi Group, that was authorized for issue by the Company’s Board of Directors at a meeting held on May 14, 2026.

At the same shareholders’ meeting, the Company’s shareholders ratified the resignation of Mr. Pietro Labriola as non-executive director.

Lastly, with reference to the extraordinary part of the shareholders’ meeting, the Company’s shareholders resolved not to proceed with the reduction of the Company’s share capital due to losses pursuant to Article 2446 of the Italian Civil Code, having availed themselves of the option provided under the rules governing the negotiated crisis settlement procedure to suspend the obligations arising thereunder.

*****

Pasquale Junior Natuzzi, son of the Company’s founder Pasquale Natuzzi, has been appointed Chief Commercial Officer of the Natuzzi Group, reporting directly to Mr. Natuzzi, who continues to serve as Executive Chairman of the Board of Directors and CEO ad interim.

With extensive experience across both commercial and creative functions - having previously served as Chief Brand Officer of Natuzzi Italia and as Chief Marketing and Creative Officer - Pasquale Junior brings a thorough understanding of the Group and its core values. He will also retain the role of Chief Project Division Officer, overseeing the development of Natuzzi’s Trade & Contract division, working with designers and real estate developers.

*****

2026 - FIRST QUARTER

CONSOLIDATED REVENUE

Consolidated revenue for 1Q 2026 amounted to €59.5 million, compared to €78.1 million in 1Q 2025, mainly as a result of a persistently challenging business environment.

Sales from upholstered and other home furnishings products amounted to €57.7 million, compared to €75.3 million in 1Q 2025.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business: i) Branded/Unbranded Business; ii) Key Markets; iii) Distribution.

I)
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter dedicated to large-scale distribution.

The table below sets out the contribution of each brand in terms of invoiced sales for 1Q 2026:

	1Q 2026	1Q 2025	Delta €	Delta %
Natuzzi Italia	20.4	27.7	-7.3	-26.4%
Natuzzi Editions	26.1	34.8	-8.7	-25.0%
Divani&Divani by Natuzzi	8.2	9.5	-1.3	-13.7%
Unbranded	3.0	3.3	-0.3	-8.7%
Total	57.7	75.3	-17.6	-23.4%

Figures in €/million, except percentage.

II)
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 1Q 2026, compared to 1Q 2025, according to the following geographic areas.

	1Q 2026	1Q 2025	Delta €	Delta %
North America	16.9	22.9	-6.0	-26.2%
Greater China	3.4	5.6	-2.2	-38.9%
West & South Europe	19.9	24.9	-5.0	-20.2%
Emerging Markets	9.1	11.4	-2.3	-20.7%
Rest of the World*	8.4	10.5	-2.1	-19.6%
Total	57.7	75.3	-17.6	-23.4%

Figures in €/million, except percentage.

* Includes South and Central America, Rest of APAC.

III)
Distribution

During 1Q 2026, the Group distributed its branded collections in 79 countries, according to the following table.

	Direct Retail	FOS**	Total retail stores (March 31, 2026)
North America	23(1)	9	32
Greater China	16(2)	214	230
West & South Europe	27	91	118
Emerging Markets	─	79	79
Rest of the World*	4	89	93
Total	70	482	552

(1) Included 3 Directly Operated Stores (DOS) in the U.S. managed in joint venture with a local partner. Since the Natuzzi Group does not have full control over each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. Since the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

* Includes South and Central America, Rest of APAC.

** FOS = Franchise stores managed by independent partners.

Below is a breakdown of upholstery and home-furnishings invoiced sales for 1Q 2026, compared to 1Q 2025, according to distribution channels.

	1Q 2026	1Q 2025	Delta €	Delta %
Retail DOS	14.6	18.1	-3.5	-19.6%
Retail FOS	23.6	30.3	-6.7	-22.0%
Contract	0.1	—	0.1	N.M.
Wholesale Gallery	15.3	22.2	-6.9	-31.2%
Wholesale (Free market)	4.1	4.7	-0.6	-12.2%
Total	57.7	75.3	-17.6	-23.4%

Figures in €/million, except percentage.

N.M. = Not meaningful

GROSS MARGIN

Gross Profit as a percentage of revenue (“gross margin”) was 32.9% in 1Q 2026, compared to 34.1% in 1Q 2025. Gross margin was adversely affected primarily by lower delivered sales in the quarter, resulting in a less efficient absorption of industrial fixed costs. Price list adjustments helped mitigate the adverse impact of lower sales volumes on gross margin.

During 1Q 2026, consumption of raw materials as a percentage of revenue was 33.2%, improving from 35.8% in 1Q 2025.

In 1Q 2026, industrial labor cost was €16.3 million, or 27.3% of revenue, compared to €19.1 million, or 24.5% of revenue, in 1Q 2025. Despite the year-over-year reduction in euro terms, mainly concentrated in Italy, labor cost as a percentage of revenue increased due to lower delivered sales.

“Other industrial costs” amounted to €3.9 million, compared to €4.4 million in 1Q 2025. The decrease was mainly attributable to lower depreciation following the impairment of non-financial assets recognized at the end of 2025, as well as additional cost reductions associated with lower production volumes in 1Q 2026.

OPERATING EXPENSES

During 1Q 2026, operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled €21.6 million, or 36.3% of revenue, compared to €27.4 million, or 35.1% of revenue in 1Q 2025.

Within ‘Other income’, the Company recognized a capital gain of €6.0 million in 1Q 2026 from the disposal of the photovoltaic asset in Italy, compared with a capital gain of €1.7 million in 1Q 2025 following the sale of a building in High Point, NC.

Within ‘Selling expenses’, the Company recorded a €1.4 million decrease in transportation costs and a €0.4 million decrease in sales commissions—both reflecting lower revenue—as well as a €0.1 million decrease in depreciation, following the rationalization of our direct retail network, and a €0.2 million decrease in salaries, mainly due to cost revisions at the Company’s U.S. commercial subsidiaries. These reductions were partially offset by a €1.2 million increase in trade duties on goods manufactured in Europe and delivered to North America.

Within ‘Administrative expenses’, the Company recorded a €0.5 million decrease in salaries, a €0.2 million decrease in depreciation, following the impairment of non-financial assets recognized at the end of 2025, as well as a generalized reduction in discretionary expenses.

NET FINANCE INCOME/(COSTS)

Net Finance costs were €2.9 million, the same as in 1Q 2025.

CASH FLOW AND BALANCE SHEET

As of March 31, 2026, we held €13.8 million in cash, compared to €20.3 million as at December 31, 2025. The difference in cash during the period is the result of the following:

─
Net cash used in the operating activities of -€13.0 million;
─
Net cash provided by investing activities of +€7.8 million, which includes proceeds of €7.1 million from the sale of the photovoltaic assets located in Italy, and €0.6 million of government grants;
─
Net cash used in financing activities of -€2.4 million, mainly to repay lease liabilities;
─
Effect of movements in exchange rates on cash equal to +€0.6 million;
─
Net cash from bank-overdraft repayable on demand of €0.5 million.

As of March 31, 2026, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of -€28.3 million, compared to -€32.2 million as of December 31, 2025.

On March 31, 2026, the Company’s majority shareholder formally expressed its irrevocable intention to convert the two loans made in favor of Natuzzi S.p.A., amounting to €2.5 million and €10.0 million and granted, respectively, in 2024 and 2025, into a capital contribution to be allocated to a future share capital increase, with the aim of strengthening the Group’s equity position.

******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2026 and 2025 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	First quarter ended on		Change	Percentage of revenue
	31-Mar-26	31-Mar-25%		31-Mar-26	31-Mar-25
Revenue	59.5	78.1	-23.8%	100.0%	100.0%
Cost of Sales	(39.9)	(51.5)	-22.4%	-67.1%	-65.9%
Gross profit	19.6	26.6	-26.5%	32.9%	34.1%
Other income	6.6	2.8		11.1%	3.6%
Selling expenses	(19.3)	(20.1)	-4.0%	-32.4%	-25.7%
Administrative expenses	(8.9)	(10.0)	-11.8%	-14.9%	-12.9%
Impairment on trade receivables	0.0	(0.0)		0.0%	0.0%
Other expenses	(0.1)	(0.1)		-0.1%	-0.1%
Operating profit/(loss)	(2.0)	(0.8)		-3.4%	-1.0%
Finance income	0.3	0.2		0.5%	0.3%
Finance costs	(2.0)	(2.2)		-3.4%	-2.8%
Net exchange rate gains/(losses)	(1.2)	(1.0)		-2.0%	-1.2%
Net finance income/(costs)	(2.9)	(2.9)		-4.9%	-3.7%
Share of profit/(loss) of equity-method investees	0.3	(0.2)		0.6%	-0.3%
Profit/(Loss) before tax	(4.6)	(3.9)		-7.8%	-5.0%
Income tax expense/(benefit)	(0.1)	(0.1)		-0.2%	-0.2%
Profit/(Loss) for the period	(4.7)	(4.1)		-7.9%	-5.2%
Profit/(Loss) attributable to:
Owners of the Company	(4.4)	(4.1)
Non-controlling interests	(0.3)	0.1

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	31-Mar-26	31-Dec-25
ASSETS
Non-current assets	148.2	146.9
Current assets	112.5	122.0
TOTAL ASSETS	260.7	268.9

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	31.4	23.0
Non-controlling interests	2.8	2.9
Non-current liabilities	95.8	98.7
Current liabilities	130.8	144.3
TOTAL EQUITY AND LIABILITIES	260.7	268.9

Natuzzi S.p.A. and Subsidiaries
Reconciliations between Net Financial Position and the most directly comparable measures under IFRS (Expressed in millions of Euro)
	31-Mar-26	31-Dec-25
Cash and cash equivalents	13.8	20.3
Less:
Bank overdrafts and short-term borrowings	22.7	22.2
Current portion of long-term borrowings	6.4	7.3
Long-term borrowings	13.0	23.1
Net Financial Position before lease liabilities	(28.3)	(32.2)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-26	31-Dec-25

Net cash provided by (used in) operating activities	(13.0)	(4.5)
Net cash provided by (used in) investing activities	7.8	2.8
Net cash provided by (used in) financing activities	(2.4)	1.4
Increase (decrease) in cash and cash equivalents	(7.6)	(0.3)
Cash and cash equivalents, beginning of the year	16.1	17.0
Effect of movements in exchange rates on cash held	0.6	(0.6)
Cash and cash equivalents, end of the period	9.1	16.1

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-26	31-Dec-25
Cash and cash equivalents in the statement of financial position	13.8	20.3
Bank overdrafts repayable on demand	(4.6)	(4.2)
Cash and cash equivalents in the statement of cash flows	9.1	16.1

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CONFERENCE CALL

The Company will host a conference call on Thursday, August 6, 2026, at 12:15 p.m. U.S. Eastern time (18:15 CET) to discuss financial information.

To join the conference call, interested persons will need to either:

i)
dial-in the following number: Toll/International: +1-201-493-6703, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

**********

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with U.S. Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. Reconciliations between Net Financial Position and the most directly comparable measures under IFRS are provided in this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2026, Natuzzi distributes its collections worldwide through a global retail network of 552 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship of "Made in Italy”, with a predominant part of its production taking place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	August 5, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

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